Kevin Frank To Call Writer Directly: +1 312 862 3373 kevin.frank@kirkland.com	333 West Wolf Point Plaza Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 27, 2024

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shane Callaghan Perry Hindin

Re:	PowerSchool Holdings, Inc. Schedule 13E-3/A filed August 19, 2024 File No. 005-93350 Revised Preliminary Information Statement on Schedule 14C filed August 19, 2024 File No. 001-40684

Ladies and Gentlemen:

On behalf of PowerSchool Holdings, Inc., (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 23, 2024, with respect to the above-referenced Revised Preliminary Information Statement on Schedule 14C (File No. 001-40684) filed by the Company with the Commission on August 19, 2024 (the “Information Statement”) and the Schedule 13E-3/A (File No. 005-93350) filed by the Company et al. with the Commission on August 19, 2024 (the “Schedule 13E-3/A”).

In addition, the Information Statement and the Schedule 13E-3/A have been revised in response to the Staff’s comments, and Amendment No. 2 to the Information Statement (the “Amended Information Statement”) and Amendment No. 2 to the Schedule 13E-3/A (the “Amended 13E-3/A”) are being concurrently filed with this letter, which reflect these revisions and certain other updated information.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission

August 27, 2024

For the Staff’s convenience, the Staff’s comments are set forth below in italicized text followed in each case by the Company’s response. Unless otherwise indicated, page numbers in the text of the responses contained in this letter correspond to the page numbers in the Amended Information Statement and capitalized terms used herein have the meaning assigned to them in the Amended Information Statement.

Schedule 13E-3/A and Revised Preliminary Information Statement on Schedule 14C, each filed August 19, 2024

General

1.

We note your response to prior comments 1 and 12 in our letter dated August 11, 2024 and the addition of the defined terms ‘Bain Entities,’ ‘Bain Filing Parties,’ and ‘Purchaser Filing Parties.’ However, the definition of Purchaser Filing Parties, on page 7 of the information statement, and the disclosure under the subheading ‘Certain Effects of the Merger for the Purchaser Filing Parties,’ on page 82 of the information statement, refer to the undefined term ‘Bain Filing Entities.’ Also note that disclosure under the section ‘Position of the Purchaser Filing Parties as to the Fairness of the Merger,’ beginning on page 77 of the information statement, is made on behalf of the Purchaser Filing Parties. Because Bain Filing Entities is undefined, it is unclear whether Parent and Merger Sub, which are included in the definition of Bain Filing Parties, are providing the disclosure required by Instruction 3 to Item 1013 and Item 1014 of Regulation M-A. Please revise.

Response

In response to Staff’s comment, the Company has revised the disclosures on pages 7 and 82 of the Amended Information Statement to clarify that the Bain Filing Parties are included in the defined term “Purchaser Filing Parties” and, consequently, that the Bain Filing Parties are providing the disclosure required by Instruction 3 to Item 1013 and Item 1014 of Regulation M-A.

2.

We reissue in part prior comment 2 in our letter dated August 11, 2024. We note the addition of the defined terms ‘Vista Entities’ and ‘Onex Entities’ to cover the filing persons affiliated with Vista and Onex, respectively. However, the statements in the section entitled ‘Reasons of Vista and Onex for the Merger,’ starting on page 75 of the information statement, are still being made by only Vista and Onex, such that the other Vista Entities and Onex Entities are not providing the disclosure required by Item 1013 of Regulation M-A. Please revise.

Securities and Exchange Commission

August 27, 2024

Response

In response to Staff’s comment, the Company has revised the disclosure beginning on page 75 of the Amended Information Statement to provide that the Vista Entities and the Onex Entities are providing the disclosure required by Item 1013 of Regulation M-A.

3.

We reissue in part prior comment 3 in our letter dated August 11, 2024. Please explain the meaning of the following defined terms and any other terms used in the information statement that have not been defined therein: Owned Company Shares (page 6), Target Company (page 85), and Law (page 109).

Response

In response to Staff’s comment, the Company has revised the applicable disclosures on pages 86, 109 and 111 of the Amended Information Statement to revert to the appropriate defined term or generic term, as applicable. The Company respectfully notes that the definition of the defined term “Owned Company Shares” appears on page 2 of the Information Statement and on page 2 of the Schedule 13E-3/A.

4.

We note your disclosure on pages 7, 76, and 77 of the information statement that each Bain Filing Party “may be deemed to be an affiliate of PowerSchool.” Given the filing persons’ determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.

Response

In response to Staff’s comment, the Company has revised the disclosure on pages 7, 76 and 77 of the Amended Information Statement to remove the disclaimer of the underlying conclusions reached by the Bain Filing Parties in filing the Schedule 13E-3.

Certain Company Financial Forecasts, page 83

5.

We reissue prior comment 13 in our letter dated August 11, 2024. While we note the sentence added to the last full paragraph on page 83 of the information statement, which lists the categories of assumptions used to prepare the financial forecasts, such revised disclosure does not provide the actual, specific assumptions necessary to understand the basis for and limitations of the financial forecasts. Please revise to fully describe the assumptions relied upon by PowerSchool’s management in preparing the financial forecasts and quantify where practicable.

Securities and Exchange Commission

August 27, 2024

Response

In response to Staff’s comment, the Company has supplemented the disclosure beginning on page 83 of the Amended Information Statement to fully describe the assumptions relied upon by PowerSchool’s management in preparing the financial forecasts and to quantify such assumptions where practicable.

Cautionary Statement Regarding Forward-Looking Statements, page 96

6.

We reissue prior comment 15 in our letter dated August 11, 2024. Although your response letter indicates that “the Company has revised the disclosure on page 96 of the Amended Information Statement to remove references to the relevant safe harbor provisions,” it appears that such a reference is still included at the end of the first sentence on that page. Please revise.

Response

In response to Staff’s comment, the Company has revised the disclosure on page 96 of the Amended Information Statement to remove the reference to the safe harbor provisions.

Securities and Exchange Commission

August 27, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3373.

Sincerely,

/s/ Kevin Frank
Kevin Frank

cc:	Hardeep Gulati

Chief Executive Officer, PowerSchool Holdings, Inc.